SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NYSE GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	20-2786071
(Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

11 Wall Street

New York, New York 10005

(212) 656-3000
(Address of Principal Executive Offices)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: 333-126780

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
common stock, par value $0.01 per share	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                    Description of Registrant’s Securities to be Registered

                                The following description of the common stock, par value $0.01 per share, of NYSE Group, Inc., a Delaware Corporation, is qualified in its entirety by reference to the full text of the Amended and Restated Certificate of Incorporation and Bylaws of NYSE Group, which are set forth as Exhibits 3.1 and 3.2 to this registration statement and are incorporated herein by reference.

Generally

A description of the NYSE Group common stock is set forth under “Description of NYSE Group Capital Stock” in NYSE Group’s registration statement on Form S-4 (File No. 333-126780), filed with the Securities and Exchange Commission on July 21, 2005, and most recently amended on November 3, 2005 (the “Registration Statement”), including any form of prospectus contained therein filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, which description is incorporated herein by reference, except to the extent that it has been superseded by the following description of the ownership and voting limitations and transfer restrictions imposed on the NYSE Group common stock.

Ownership and Voting Limits on NYSE Group Capital Stock

The NYSE Group certificate of incorporation places certain ownership and voting limits on the holders of NYSE Group capital stock.  Specifically:

•                  no person (either alone or together with its related persons) may beneficially own shares of NYSE Group stock representing in the aggregate more than 20% of the total number of votes entitled to be cast on any matter; and

•                  no person (either alone or together with its related persons) may possess the right to vote or cause the voting of shares of stock of NYSE Group representing in the aggregate more than 10% of the total number of votes entitled to be cast on any matter, and no person (either alone or together with its related persons) may acquire the ability to vote more than 10% of the total number of votes entitled to be cast on any matter by virtue of agreements entered into by other persons not to vote shares of NYSE Group outstanding capital stock.

The term “related persons” means, with respect to any person:

•                  any “affiliate” of such person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”));

•                  any other person with which such first person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of stock of NYSE Group;

•                  in the case of a person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such person and, in the case of a person that is a partnership or a limited liability company, any general partner, managing member or manager of such person, as applicable;

•                  in the case of a person that is a “member organization” (as defined in the rules of the New York Stock Exchange (the “NYSE”), as such rules may be in effect from time to time), any “member” (as defined in the rules of the NYSE, as such rules may be in effect from time to time) with which such person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

•                  in the case of a person that is an OTP firm, any OTP holder with which such person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act);

•                  in the case of a person that is a natural person, any relative or spouse of such natural person, or any relative of such spouse who has the same home as such natural person or who is a director or officer of NYSE Group or any of its parents or subsidiaries;

•                  in the case of a person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable;

•                  in the case of a person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability, as applicable;

•                  in the case of a person that is a “member” (as defined in the rules of the NYSE, as such rules may be in effect from time to time), the “member organization” (as defined in the rules of the NYSE, as such rules may be in effect from time to time) with which such person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act); and

•                  in the case of a person that is an OTP holder, the OTP firm with which such person is associated (as determined using the definition of “person associated with a member” as defined under Section 3(a)(21) of the Exchange Act).

In the event that a person, either alone or together with its related persons, beneficially owns shares of stock of NYSE Group representing more than 20% of the total number of votes entitled to be cast on any matter, such person and its related persons shall be obligated to sell promptly, and NYSE Group shall be obligated to purchase promptly, at a price equal to the par value of such shares of stock and to the extent that funds are legally available for such purchase, that number of shares of stock of the NYSE Group necessary so that such person, together with its related persons, shall beneficially own shares of stock of NYSE Group representing in the aggregate no more than 20% of the total number of votes entitled to be cast on any matter, after taking into account that such repurchased shares shall become treasury shares and shall no longer be deemed to be outstanding.

In the event that a person, either alone or together with its related persons, possesses more than 10% of the total number of votes entitled to be cast on any matter (including if it possesses this voting power by virtue of agreements entered into by other persons not to vote shares of NYSE Group capital stock), then such person, either alone or together with its related persons, will not be entitled to vote or cause the voting of these shares of NYSE Group capital stock to the extent that such shares represent in the aggregate more than 10% of the total number of votes entitled to be cast on any matter, and NYSE Group shall disregard any such votes purported to be cast in excess of this percentage.

The NYSE Group board of directors may waive the provisions regarding ownership and voting limits by a resolution expressly permitting this ownership or voting (which resolution must be filed with and approved by the SEC prior to being effective), subject to a determination of the board that:

•                  the acquisition in excess of the ownership limits or exercise of voting rights in excess of the voting limits will not impair the ability of NYSE Group’s regulated subsidiaries to discharge their respective responsibilities under the Exchange Act and the rules and regulations under the Exchange Act and is otherwise in the best interests of NYSE Group and its stockholders and its regulated subsidiaries;

•                  the acquisition in excess of the ownership limits or exercise of voting rights in excess of the voting limits will not impair the SEC’s ability to enforce the Exchange Act;

•                  neither the person obtaining the waiver nor any of its related persons is subject to any statutory disqualification (as defined in Section 3(a)(39) of the Exchange Act) if such person is seeking to obtain a waiver above the 20% level;

•                  for so long as NYSE Group directly or indirectly controls the Pacific Exchange, PCX Equities or any facility of the Pacific Exchange, neither the person obtaining the waiver nor any of its related persons is an ETP holder, an OTP holder or an OTP firm if such person is seeking to obtain a waiver above the 20% level; and

•                  for so long as NYSE Group directly or indirectly controls the NYSE or NYSE Market, neither the person obtaining the waiver nor any of its related persons is a member or member organization of the NYSE if such person is seeking to obtain a waiver above the 20% level.

In making these determinations, the NYSE Group board of directors may impose conditions and restrictions on the relevant stockholder or its related persons that it deems necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and the governance of NYSE Group.

The NYSE Group certificate of incorporation also provides that the NYSE Group board of directors has the right to require any person and its related persons that the NYSE Group board of directors reasonably believes to be subject to the voting or ownership restrictions summarized above, and any stockholder (including related persons) that at any time beneficially owns 5% or more of NYSE Group outstanding capital stock, to provide to NYSE Group, upon NYSE Group’s board’s request, complete information as to all shares of NYSE Group capital stock that such stockholder beneficially owns, as well as any other information relating to the applicability to such stockholder of the voting and ownership requirements outlined above.

Transfer Restrictions

NYSE Group’s certificate of incorporation imposes transfer restrictions on the shares of NYSE Group common stock that were issued in the NYSE-Archipelago merger in respect of the former NYSE memberships.  These transfer restrictions are scheduled to be removed in three equal installments on the first, second and third anniversaries of the merger, which occurred on March 7, 2006.  Prior to the removal of the transfer restrictions from any such share, neither any record owner nor any beneficial owner of such share may, directly or indirectly, assign, sell, transfer or otherwise dispose of such share, except pursuant to one of the following limited exceptions set forth in NYSE Group’s certificate of incorporation:

•                  if the owner of such share is an entity (including a corporation, partnership, limited liability company or limited liability partnership), such owner may transfer the share to:

•                  any person of which such owner directly or indirectly owns all of the common voting and equity interest;

•                  any person that directly owns all of the common voting and equity interest of such owner;

•                  the equityholders of such owner upon a bona fide liquidation or dissolution of such owner; and

•                  a trustee of the bankruptcy estate of such owner if such owner has become bankrupt or insolvent;

•                  if the owner of such share is a natural person, such owner may transfer the share to:

•                  any family member of such owner (including such owner’s spouse, domestic partner, children, stepchildren, grandchildren, parents, parents-in-law, grandparents, brothers, sisters, uncles, aunts, cousins, nephews and nieces);

•                  any trust or foundation solely for the benefit of such owner and/or such owner’s family members (a “qualified trust”); and

•                  a trustee of the bankruptcy estate of such owner if such owner has become bankrupt or insolvent;

•                  the owner may pledge or hypothecate, or grant a security interest in, such share, and may transfer such share as a result of any bona fide foreclosure resulting therefrom;

•                  if the owner is a qualified trust, the owner may transfer the share to any beneficiary of such qualified trust (including a trust for the benefit of such beneficiary) or transfer the share in exchange for cash necessary to pay taxes, debts or other obligations payable by reason of the death of the grantor of such qualified trust or any one or more of such beneficiaries, in each case in accordance with the terms of the trust instrument;

•                  if the owner was a party to an a-b-c agreement or subordination agreement approved by the NYSE prior to the merger, such owner may transfer such share to any counterparty to such agreement in accordance with the terms of such agreement; and

•                  if the owner is a fiduciary of the estate of a deceased person, and is holding such share on behalf of such estate, such owner may transfer such share to the beneficiaries of such estate or in exchange for cash necessary to pay taxes, debts or other obligations payable by reason of the death of the deceased person.

In addition, if all of the beneficial owners of a share of NYSE Group common stock die, the transfer restrictions will automatically be removed from such share.

NYSE Group’s certificate of incorporation sets forth two additional rules with respect to the transfers described in the previous paragraph.  First, any shares that is transferred pursuant to the bulleted exceptions in the prior paragraph will remain subject to the transfer restrictions and other terms of NYSE Group’s certificate of incorporation.  Second, any beneficial owner of shares of NYSE Group common stock who makes a transfer pursuant to the bulleted exceptions in the prior paragraph must transfer shares of common stock that expire on the first, second and third year anniversary of the completion of the merger in the same proportion as the beneficial owner held such shares prior to the transfer.  As a result, the proportion of a beneficial owner’s shares of common stock that are subject to transfer restrictions expiring on the first, second and third anniversary of the completion of the mergers will be the same after any of the transfers described in the previous paragraph as it was before such transfer.

In addition, (1) General Atlantic Partners 77, L.P., GAP-W Holdings, L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P. and GAPCO GmbH & Co. KG (together “General Atlantic”), (2) GS Archipelago Investment, L.L.C., SLK-Hull Derivatives LLC and Goldman Sachs Execution and Clearing, L.P. (together “Goldman Sachs Group”), and (3) GSP, LLC, which is an entity affiliated with Gerald D. Putnam, the president and co-chief operating officer of NYSE Group, entered into support and lock-up agreements, pursuant to which they agreed not to transfer their shares of NYSE Group common stock that they received in the NYSE-Archipelago merger for a certain period of time.  The transfer restrictions applicable to General Atlantic and Goldman Sachs are scheduled to expire in three equal installments on the first, second and third anniversaries of the merger.  The transfer restrictions applicable to GSP are scheduled to expire on the first anniversary of the merger.

The NYSE Group board of directors may, at its discretion, remove the transfer restrictions applicable to any number of shares of NYSE Group common stock on terms and conditions and in ratios and numbers that it may fix in its sole discretion, but if any transfer restrictions are removed from shares of NYSE Group common stock held by General Atlantic, Goldman Sachs or GSP that are subject to lock-up agreements with us, the same transfer restrictions will be removed from an equivalent proportion of all other shares that would otherwise be subject to the transfer restrictions.  This matching right to release also applies to shares held by General Atlantic if the NYSE Group board of directors releases certain shares held by Goldman Sachs Group, and to Goldman Sachs Group if the NYSE Group board of directors releases certain shares held by General Atlantic.  Similarly, if the NYSE Group board of directors removes the transfer restrictions on any shares of NYSE Group common stock received by General Atlantic or Goldman Sachs Group in the mergers, then the transfer restrictions automatically will be removed from a proportionate number of shares of NYSE Group common stock held by the former NYSE members.

Item 2.    Exhibits

3.1	Amended and Restated Certificate of Incorporation of NYSE Group, Inc., effective March 7, 2006

3.2	Amended and Restated Bylaws of NYSE Group, Inc., effective March 7, 2006

SIGNATURES

                                Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NYSE GROUP, INC.

Dated March 7, 2006	By:	/s/ Richard P. Bernard
	Name:	Richard P. Bernard
	Title:	Executive Vice President and Co-General Counsel

EXHIBIT INDEX

3.1	Amended and Restated Certificate of Incorporation of NYSE Group, Inc., effective March 7, 2006

3.2	Amended and Restated Bylaws of NYSE Group, Inc., effective March 7, 2006